Exhibit 13

February 18, 2013

The Board of Directors

Cornerstone Therapeutics Inc.

1255 Crescent Green Drive

Suite 20

Cary, NC 27518

Dear Members of the Board of Directors:

I write to you on behalf of Chiesi Farmaceutici S.p.A. (“Chiesi”), which is the beneficial owner of approximately 60% of the outstanding common stock of Cornerstone Therapeutics Inc. (“Cornerstone”). As you know, Chiesi is a worldwide organization with a significant global presence in the research and development of pharmaceutical solutions, focusing on respiratory diseases and neonatology. In the past several years Chiesi has dedicated significant resources towards the organizational goal of expanding that presence.

During the last few months we have conducted an extensive review of Cornerstone based on publicly available information, our own deep experience in the pharmaceutical industry and consultations with our outside advisors.

As a result, we are pleased to submit a proposal for the acquisition by us or our affiliate or subsidiary of 100% of the outstanding shares of common stock at a price range of $6.40 to $6.70 per share in an all cash transaction. We hope that you will agree that a price per share within the range of our proposal represents a compelling opportunity for your Board of Directors to deliver significant value to Cornerstone’s shareholders.

At $6.40 to $6.70 per share, our proposal represents a 20% to 25% premium over Friday, February 15, 2013 closing price of $5.35. It also represents a 24% to 30% premium over Cornerstone’s 60 trading-day volume weighted average stock price of $5.15. Chiesi has adequate liquidity available and excellent relationships with our banks, to effect an all cash bid. Our proposal is not and any eventual definitive agreement would not, be contingent upon our ability to secure financing.

As noted above, Chiesi has extensive experience worldwide in various pharmaceutical ventures similar to those engaged in by Cornerstone, including opening our 25th affiliate, Chiesi Mexico, in October, 2012. Based on our experience and our analysis, we believe that Cornerstone would be best positioned for long term growth and development as a private company and would benefit substantially from the synergies and shared resources that would result from this transaction with Chiesi.

Please note we are interested only in acquiring the remaining shares of Cornerstone and we have no interest in a disposition of our controlling interest or in considering any other strategic transaction involving Cornerstone.

CHIESI FARMACEUTICI S.p.A.	Telefax +39 0521 774468	Registro delle Imprese di Parma N. 15739
Via Palermo 26/A	e-mail: info@chiesigroup.com	REA: 159271 - C.C. Postale 13885439
(Ingresso: Via Giacomo Chiesi 1)	Codice Fiscale e Partita IVA IT 01513360345	Corrispondenza: Casella Postale 219
Telefono +39 0521 2791 (20 linee)	Cap. Soc. Euro 75.000.000	43122 Parma (Italy)

Our proposal is subject to the completion by us of certain confirmatory non-public due diligence related to Cornerstone.

As a result of our substantial share ownership in Cornerstone, SEC rules oblige us to make the existence and contents of this letter public. Please feel free to contact me to discuss or clarify any aspect of this proposal.

Given our strong interest in acquiring Cornerstone and our extensive internal review and public due diligence conducted to date, we are prepared to move promptly in connection with our proposal. We would be happy to meet with members of your Board of Directors (or a special committee thereof) and senior management and with your advisors as soon as practicable to answer any questions about our proposal and to work out the details for moving toward a definitive transaction agreement.

As discussed, Chiesi has devoted substantial time, effort and resources in preparing this proposal and is committed to working vigorously and expeditiously with you to complete a transaction.

We look forward to speaking with you soon.

Sincerely,

CHIESI FARMACEUTICI S.p.A.

By:	/s/ Ugo Di Francesco
Name: Ugo Di Francesco
Title: CEO